April 9, 2021

Ryan Sutcliffe
U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price Exchange-Traded Funds, Inc. (“Registrant”)
on behalf of the following series:
T. Rowe Price U.S. Equity Research ETF (“Fund”)
File Nos.: 333-235450/811-23494

Dear Mr. Sutcliffe:

The following is in response to your comments provided on March 26, 2021, regarding the Registrant’s registration statement filed on Form N-1A on February 8, 2021 (the “Registration Statement”). Your comments and our responses are set forth below.

1. Comment: Provide a blackline of the Registration Statement or changed pages. The staff requests a response no later than five business days before filing is scheduled to be effective automatically. If this is not possible, the we request you file an amendment pursuant to 485(b) as needed until staff comments are resolved. Additionally, please fill in blanks, brackets, and otherwise missing information.

Response: We have provided a redline of applicable pages of the Registration Statement as an exhibit (“Redline”).

2. Comment: Supplementally explain the fund’s timeline with reference to the amended exemptive order.

Response: The Registrant filed an amendment to the exemptive order under which this Fund will operate (T. Rowe Price Assoc., Inc., Rel. 33713 (Dec. 19, 2019)) (“Exemptive Order”) on March 30, 2021 (“Application Amendment”), which seeks to expand the Exemptive Order to permit the use of custom baskets. An order approving the Application Amendment is not required for the launch of this Fund: the Fund is not seeking to use custom baskets at launch. Additionally, the Exemptive Order applies to the T. Rowe Price Equity Series, Inc. or any other open-end management investment company or series thereof that will utilize active management investment strategies so long as the funds are advised by T. Rowe Price Associates, Inc. (or any investment adviser controlling, controlled by, or under common control with T. Rowe) and comply with the terms and conditions of the application for the Exemptive Order. As such, any series of the T. Rowe Price Exchange-Traded Funds, Inc. can rely on the Exemptive Order.

3. Comment: The staff requests to remove the “subject to completion” language referencing Sec. 8(a).

Response: The “Subject to Completion” paragraph will be removed from the Registration Statement.

4. Comment: In the Fees & Expense Table, please confirm that there are no fee reimbursement or recoupment arrangements.

Response: The Registrant confirms that the Fund does not have a fee reimbursement or recoupment arrangement.

5. Comment: Please supplementally discuss how the nontransparent structure and associated exemptive order would not be affected by utilizing it for an enhanced index fund.

Response: We believe that the ETF structure without daily holdings disclosure is an appropriate vehicle for an enhanced index fund, such as the Fund. The Fund is an actively-managed fund that may invest in a broader investible universe than the named Index (defined below), the Fund’s daily disclosures does not provide sufficient specificity to reverse-engineer the portfolio, and the portfolio management team actively selects securities for the Fund’s portfolio.

While the Fund will normally invest at least 80% of its assets in U.S. equity securities (or futures that have similar economic characteristics) and attempt to create a portfolio with similar characteristics to the Standard & Poor’s 500 Stock Index© (“Index”), the holdings and weightings between the Index and actual portfolio will differ. Importantly, within each sector and industry, the weighting of individual Fund holdings can vary from their weighting within the Index. Further, while the majority of assets will be invested in large-capitalization U.S. common stocks, the Fund may have small- and mid-capitalization and foreign exposure in seeking to achieve the Fund’s objectives, which further differentiates the Fund from the Index.

We anticipate that the Fund’s Proxy Portfolio will most likely be determined such that at least 80% of its total assets will overlap with the portfolio weightings of the Fund (“Portfolio Overlap”), although this is not a requirement of the Exemptive Order or prospectus. As such, roughly 20% of its total assets could differ from the portfolio weightings of the Fund. The active stock selection utilized in managing the Fund, including regularly changing holdings and weightings, would further impede attempted reverse engineering of the Fund. Additionally, while the daily disclosures discussed in the Exemptive Order are intended to help market makers accurately value the Fund when used in conjunction with the Proxy Portfolio, these disclosures do not provide the level of specificity required to precisely identify the Fund’s actual portfolio to the extent needed to front-run its trades or to free-ride our investment strategy.

While we cannot completely exclude the possibility that market participants may infer some information about the Fund’s portfolio holdings and attempt to front-run or free-ride, our ETF structure is designed to minimize the risk of reverse engineering. We therefore believe that successful front-running or free-riding is highly unlikely.

For these reasons, we are confident that the structure and Exemptive Order would not be affected by utilizing it for an enhanced index fund, such as the Fund.

6. Comment: On page 2, we noted that the foreign exposure is limited to 20% of fund assets in the SAI, but please state that limitation in the prospectus as well.

Response: The Registrant respectfully declines to include the operating policy in the prospectus as well as the SAI. We are not aware of any requirement to add operating policies to the prospectus of a fund. We believe that maintaining all operating policies in the SAI provide investors the necessary information in a clear and consistent manner. We also believe this is a common industry approach. In addition, we believe the current prospectus disclosure regarding the Fund’s strategies and risks associated with foreign exposure is sufficient in light of the Fund’s anticipated investments with foreign exposure, which are secondary (non-principal) in nature.

7. Comment: On page 2, please provide a brief explanation describing “Portfolio Overlap” so an investor can understand in this context.

Response: As shown in the Redline, the Registrant will add, “The Portfolio Overlap is the percentage weight overlap between the holdings of the prior business day’s Proxy Portfolio compared to the holdings of the fund that formed the basis for the fund’s calculation of NAV at the end of the prior business day.”

8. Comment: On page 2, it states, “[i]n pursuing its investment objective(s), the fund has the discretion to deviate from its normal investment criteria. These situations might arise when the adviser believes a security could increase in value for a variety of reasons, including an extraordinary corporate event, a new product introduction or innovation, a favorable competitive development, or a change in management.” Please clarify that the 80% policy in U.S. equities is not subject to discretion under normal conditions.

Response: As shown in the Redline, the Registrant will add that the fund’s investments will be consistent with the fund’s investment policies. Additionally, the disclosure will move to the statutory section of the prospectus.

9. Comment: Under Principal Risks in the summary section of the prospectus, regarding Premium/Discount, please include a narrative disclosure regarding tracking error.

Response: As shown in the Redline, the Registrant will move the following sentence to the Premium/Discount risk discussion, “[e]ach day, the website will also provide the fund’s Tracking Error, which means the standard deviation over the past three months of the daily proxy spread (i.e., the difference, in percentage terms, between the Proxy Portfolio’s per share NAV and that of the fund at the end of the trading day).”

10. Comment: Under Principal Risks in summary section of the prospectus, regarding Trading Halt, add “If securities representing 10% or more of the fund’s portfolio do not have readily available market quotations, the fund would promptly request the listing exchange to halt trading on the fund. In addition, to the extent T. Rowe Price determines that a security held in a fund’s portfolio but not in the Proxy Portfolio does not have readily available market quotations and such circumstance may affect the reliability of the Proxy Portfolio as an arbitrage vehicle, that information, along with the identity and weighting of that security in the fund’s portfolio, will be publicly disclosed on the fund’s website.”

Response: As shown in the Redline, the Registrant will add the requested language.

11. Comment: The initial four funds operating under the exemptive relief discussed an 80% Portfolio Overlap policy in each of their initial prospectuses. Please explain why the Fund does not have a similar policy.

Response: The exemptive application in connection with the Exemptive Order describes that each fund’s Proxy Portfolio will be determined such that at least 80% of its total assets will overlap with the portfolio weightings of the fund. Pursuant to discussions with the Commission staff, the Adviser noted that the Portfolio Overlap may also be less than 80%. The Application Amendment reflects this understanding.

12. Comment: On page 10, it states “[s]ome of the principal tools the adviser uses to try to reduce overall risk include intensive research when evaluating investment opportunities and limiting exposure to certain industries, asset classes, investments, or investment styles when appropriate.” Please explain how this statement interacts with the statement regarding enhanced index risks where it states, “holdings are generally not reallocated based on changes in market conditions or outlook for a specific security, industry, or market sector.”

Response: As shown in the Redline, the Registrant will delete the sentence: “Some of the principal tools the adviser uses to try to reduce overall risk include intensive research when evaluating investment opportunities and limiting exposure to certain industries, asset classes, investments, or investment styles when appropriate.” Additionally, the enhanced index risk in the summary and statutory sections of the prospectus will be modified, as shown in the Redline, to: “[a]lthough the fund seeks to match or incrementally exceed the performance of its benchmark index, holdings may not be reallocated based on changes in market conditions or outlook for a specific security, industry, or market sector in the same manner as other actively managed funds. As a result, the fund’s performance may lag the performance of other actively managed funds.”

13. Comment: On page 11, INAV is mentioned with extensive explanation in the SAI. We are requesting an explanation of INAV in the prospectus.

Response: The Registrant explains INAV in the Principal Investment Strategies. Specifically, Page 10, states, “The exchange will disseminate an INAV of the fund, which is based on the fund’s portfolio holdings, every fifteen seconds during the regular trading day. Additional information about the INAV, including the methodology for calculation and risks are available in the fund’s SAI.” This explanation is in addition to the discussion of INAV on page 11.

14. Comment: In the SAI, under the industry concentration fundamental policy, please add “or group of industries” per Item 16 of N-1A and Section 8(b)(1) of the 1940 Act.

Response: We respectfully disagree. As previously explained, the Registrant respectfully submits that the restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the funds listed in policy 4(a) have a policy to concentrate their investments in any particular industry or group of industries. Rather, each fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds will not concentrate their investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. The Registrant submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, each fund’s concentration policy is consistent with concentration policies of other fund complexes. Further, defining “groups of industries” for a non-concentrated fund would be problematic because there are so many different combinations of industries that would need to be monitored.

Lastly, revising the family of funds’ industry concentration policies to include “group of industries” would materially impact each fund’s policy. In accordance with Section 8(b)(1)(E) of the 1940 Act, a fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

/s/Seba Kurian
Seba Kurian
Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.